Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 29, 2016

Relating to Preliminary Prospectus dated January 11, 2016

Registration No. 333-207888

ELEVATE CREDIT, INC.

Free Writing Prospectus

This free writing prospectus relates to Elevate Credit, Inc. (“Elevate” and, together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) and should be read together with the preliminary prospectus dated January 11, 2016 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-207888) (the “Registration Statement”) relating to the offering of the shares of common stock of Elevate.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. Alternatively, copies of the Preliminary Prospectus related to the offering may be obtained from: UBS Investment Bank c/o Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, or by calling 1-888-827-7275; Jefferies LLC, 520 Madison Ave., 2nd Floor, New York, NY 10022, phone: 877-547-6340, email: Prospectus_Department@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, Attention: Syndicate, One Montgomery Street, Suite 3700, San Francisco, CA 94104, or by telephone at (415) 364-2720, or by email atsyndprospectus@stifel.com; William Blair & Company, L.L.C., Attention Prospectus Department, 222 West Adams Street, Chicago, IL 60606, by telephone at (800)-621-0687, or by email at prospectus@williamblair.com; or BB&T Capital Markets, a division of BB&T Securities, LLC, Attn: Prospectus Group, 901 East Byrd Street, 3rd Floor, Richmond, VA 23219, or by emailingprospectusrequests@bbandtcm.com.

To review a filed copy of the Preliminary Prospectus, click on the following link:

http://www.sec.gov/Archives/edgar/data/1651094/000119312516425646/d83122ds1a.htm

Elevate Credit, Inc.

On February 23, 2016, a media publication was released by Yahoo! Finance, attached hereto as Annex A (the “YF Article”), concerning the Company, and Yahoo! Finance broadcasted an interview (the “YF Broadcast”) with Ken Rees, Chief Executive Officer of the Company, the transcript of which is attached hereto as Annex B.

On February 24, 2016, a podcast was released by the Financial Times, a transcript of which is attached hereto as Annex C (the “FT Podcast”, and together with the YF Article and the YF Broadcast, the “Publications”) interviewing Mr. Rees.

Please see the section below entitled “Corrections and Clarifications” related to certain inaccuracies contained in the Publications.

With the exception of statements and quotations attributed directly to Mr. Rees or derived from the Company’s Registration Statement, the Publications represent the respective authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Publications or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

YF Article

The YF Article notes in multiple places that the Company’s IPO was “cancelled.” The Company’s IPO was postponed.

The YF Article also states that “Elevate products have provided approximately $1.2 billion in credit to approximately 450,000 customers since their introduction.” Since their introduction, Rise, Elastic and Sunny, together, have provided approximately $1.2 billion in credit to approximately 450,000 customers.

The YF Article also states that “Net charge-offs were 48% of revenue in 2015.” Net charge-offs were 48% of revenues for the nine months ended September 30, 2015. Net charge-offs were 51% of revenues for 2014.

YF Broadcast

Ms. Sinclair stated regarding the size of the market for the Company that “[t]hat’s usually individuals with a credit score under 700, which you say is now the majority of Americans.” According to an analysis of TransUnion data through the third quarter of 2014 by the Corporation for Enterprise Development, approximately 56% of the US population with a TransRisk Score (TransUnion’s credit score) had a non-prime credit score of less than 700.

Forward-looking statements

This free writing prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our strategy, future operations, future financial position, future revenues, prospects and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements contained in this free writing prospectus include, but are not limited to, statements about: our future financial performance, including our expectations regarding our revenue, growth rate of revenue, net charge-offs, ability to generate cash flow and ability to achieve and maintain future profitability;

the availability of debt financing, funding sources and disruptions in credit markets; our ability to meet anticipated cash operating expenses and capital expenditure requirements; anticipated trends, growth rates and challenges in our business and in the markets in which we operate; our anticipated growth and growth strategies and our ability to effectively manage that growth; customer demand for our products; our ability to attract potential customers and retain existing customers; the ability of customers to repay loans; interest rates on loans; the impact of competition in our industry and innovation by our competitors; the evolution of technology affecting our products, services and markets; continued innovation of our analytics platform; our compliance with applicable local, state, federal and foreign laws; our compliance with current or future applicable regulatory developments and regulations, including developments or changes from the CFPB; regulatory developments or scrutiny by agencies regulating our business; public perception of our business and industry; our liquidity and working capital requirements; and trends anticipated to continue as our portfolio of loans matures.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this free writing prospectus.

We believe that these statements constitute “forward-looking statements” within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Exchange Act of 1934, as amended. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk factors” and elsewhere in the Preliminary Prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this free writing prospectus. You should read this free writing prospectus with the Preliminary Prospectus and the documents that we have filed as exhibits to the Registration Statement, of which the Preliminary Prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Annex A

Elevate Credit CEO discusses postponed IPO

Nicole Sinclair

February 23, 2016

The disappointing initial public offering showing in 2015 — with only 169 companies going to market — has extended this year. Just four companies have IPO-ed so far in 2016, compared with 23 at this time last year. After a dry spell in January, four biotech companies made their debut in February, overshadowed by a number of delayed offerings.

Elevate Credit, an online lender in the payday loan arena, was one of those delayed IPOs. Noting the volatile market, the company postponed its plans in January to raise up to $79 million.

CEO Ken Rees joined Yahoo Finance to lay out why the company cancelled its IPO and why he thinks the subprime lending space is still an opportunity for investors.

Rees said that Elevate aims to serve what the company calls a “New Middle Class” — which makes up 170 million people in the U.S. and U.K — with little to no savings, urgent credit needs and few options.

Elevate provides credit solutions for subprime consumers — or “non-prime consumers” — who Elevate defines as people with credit scores under 700. In the U.S., Elevate’s average loan amount is $140 to $5,000, with an average annual interest rate of 169%. When asked about the high rates, Rees said his service offers better rates than alternatives like payday lending, which can be reach over 300%. “We believe that we’re the next generation of more responsible credit in this space,” he said. “Our rates start well under what most customers pay for comparable products.” Also, according to the company’s IPO prospectus, Elevate has historically experienced a high rate of net charge-offs — debt that is owed to the company that will unlikely be recovered — and its “ability to price appropriately in response to this and other factors is essential.” Net charge-offs were 48% of revenue in 2015. Elevate does face regulatory risk as the Consumer Financial Protection Bureau seeks to cap interest rates charged to borrowers.

Rees said uncertain market conditions so far this year set up an environment where investors would have difficulty pricing the company appropriately: “We began the roadshow just as the Dow was falling apart and the market volatility grew to pretty epic levels. Despite the really strong reception from the investor community, I think it was very hard for investors to figure out how to price us in an environment with such high levels of volatility,” Rees said.

Many of the issues that plagued the market in 2015 — concerns over the Chinese economy, declining energy prices, and uncertainty about the Federal Reserve — have been heightened in 2016, further dampening IPO activity. A more price-sensitive market, especially in light of underperforming and recently debuted companies such as Etsy (ETSY) and Fitbit (FIT), is putting many names on hold.

The lending space has been hit especially hard. Online lenders have traded poorly since their offerings. Lending Club (LC) is down about 40% since its debut at the end of 2014 and On Deck Capital (ONDK) is 50% lower.

Elevate has clocked an impressive 150% compound annual growth rate the past couple of years. A heavy marketing push from direct mail, TV and ad spend has also boosted growth. Elevate products have provided approximately $1.2 billion in credit to approximately 450,000 customers since their introduction.

Big venture backers, including Sequoia Capital and Technology Crossover Ventures, are set to buy on the IPO.

Rees said for now he’s focused on growing the business, and can tap into debt financing while waiting out the uncertain market. The company has had access to funds from Victory Park Capital, a private company that finances other online lenders.

Annex B

Transcript of the YF Broadcast

MEDIA:	Streaming Video

STATION:	Yahoo! Finance

DATE:	February 23, 2016

PROGRAM:	Market Pulse

SUBJECT:	Ken Rees of Elevate Credit, Inc. and Nicole Sinclair of Yahoo Finance

NICOLE SINCLAIR: It was the IPO that wasn’t. Elevate Credit was supposed to go public back in January, but when the market proved too shaky, the company postponed entering the market. Here to explain what happened and what’s ahead for the online lender is Ken Rees. He’s the CEO of Elevate Credit. Welcome, Ken.

KEN REES: Thanks, Nicole.

NICOLE SINCLAIR: Now first I want to start, you weren’t the only company to postpone your IPO. To what degree did the volatility and uncertainty in the market cause you to postpone?

KEN REES: Well, we certainly didn’t pick the best time to go out. We began the roadshow just as the Dow was really falling apart and the market volatility grew to pretty epic levels, so despite the really strong reception from the investor community, I think it was very hard for investors to figure out how to price us in an environment with such high levels of volatility.

NICOLE SINCLAIR: So now, how closely are you watching the market day-to-day? We’ve seen a little bit of stabilization. How are you and your team assessing when is the right time to come public?

KEN REES: Well, I think with a company with the kind of growth prospects we have, we grew 150% compound annual growth rate the last couple of years, our primary focus is just managing that growth. So the bankers are looking at the market, going to advise us when to go back in, but fortunately for us we’ve got a lot of debt financing and other ways to keep growing while we wait out this uncertain market.

NICOLE SINCLAIR: So it’s a likelihood that you’ll come public in the next 6 months or in the next year?

KEN REES: Well, I certainly can’t speak to that but we think we’re ready and have a terrific and very unique growth story, and certainly see ourselves being a public company at some point in time, market willing.

NICOLE SINCLAIR: Let’s talk about your space, your rivals, OnDeck and Lending Capital. They’re both down significantly since their IPOs. This is a trend we’ve seen in the IPO market, 2015 IPOs not performing well, perhaps affecting 2016 debuts. How does that factor into your decision as well?

KEN REES: Well, I wouldn’t really call them rivals because what say Lending Club is doing is using technology and analytics in the prime lending space, OnDeck being an innovator in small business lending, and what Elevate’s all about is the non-prime space, and it’s actually a space that’s now larger than prime. There are more non-prime consumers than prime consumers, 150 million in the U.S. alone, and because we’ve been through the recession and have seen how our products perform, we also address a lot of the questions that I think investors have about some of the newer lenders that haven’t been through the experience of the great recession, as we have.

NICOLE SINCLAIR: Let’s talk about that non-prime segment. That’s usually individuals with a credit score under 700, which you say is now the majority of Americans. Your average loan is between $140 and $5,000 in the size of up to 26 months, and your average interest rate is 169%. In what way is this similar to say a Payday, an online Payday loan, and do you think regulators will come in? Is that a concern for you?

KEN REES: Well really, we believe that we’re the next generation more responsible credit in this space because, you’re right, once a customer’s credit score gets under 700, the banks don’t serve them, the marketplace lenders won’t serve them, and largely they end up in what we call the legacy non-prime lenders like Payday, Pawn, and Title Lenders. – And our products, we refer to our products as “Good Today, Better Tomorrow.” What’s unique about our approach is our rates start well under the rates that most of our customers pay for comparable products but then they go down over time. So we’re really committed to the financial health of our consumers, and helping them build back their credit by reporting to bureaus, by having rates that drop down to 36% over time, providing free financial literacy, and even free credit monitoring tools.

NICOLE SINCLAIR: Hmm. So subprime defaults, though, were one of the causes of the financial crisis, so how worried do you think markets or regulators or government officials are right now about the risks of subprime borrowers, especially since that recession is so recent in so many minds?

KEN REES: Yeah, the non-prime or subprime space still isn’t really well known by the investment community, but since we’ve been through the recession, we saw actually our charge-off stay complete flat from 2006 to 2011, so unlike the subprime mortgage lenders who were making credit decisions based on the underlying collateral, all of our products are unsecured so we have to really underwrite our customers. We’ve built what we think are the best underwriting capabilities in the industry with advanced technology. And then the other thing that happens in our space is when a recessionary environment comes, the banks start tightening up their credit, and we actually see higher quality credit through the door. So whereas the credit card defaults went up almost 3x during the great recession, we saw very, very flat charge-offs and have a lot of confidence about continuing to grow while keeping our target profitability.

NICOLE SINCLAIR: And Ken, you’re a relatively new business, you launched in 2013, so how are you confident that your business will grow? I think you don’t have a strong record of profitability. What’s your outlook in terms of profitability and growth going forward?

KEN REES: Yeah, well, Elevate is actually a spinoff from another company, and the lines of business that were spun off into Elevate have been around since 2001. So we have a tremendous amount of experience. We’ve served over a million consumers with $2.5 billion worth of credit, so feel very, very confident in our ability to continue to support this massive need, and grow, and manage our credit charge-offs at the same time.

NICOLE SINCLAIR: Well, thank you so much. We’ll be looking out for that IPO perhaps this year. Thanks so much, Ken.

KEN REES: Thanks, Nicole.

NICOLE SINCLAIR: And what’s your take on Elevate Credits, its IPO, and the subprime borrower? Let us know in the space below or on the Yahoo Finance Facebook page.

Access C

Transcript of the FT Podcast

MEDIA:	Podcast

STATION:	Financial Times

DATE:	February 24, 2016

PROGRAM:	Banking Weekly

SUBJECT:	Ken Rees of Elevate Credit, Inc. and Ben Mc Lannahan of Financial Times

PATRICK JENKINS: Welcome to Banking Weekly from the Financial Times with me, Patrick Jenkins. Joining me in the studio today are Martin Arnold our Banking Editor, Laura Noonan our Investment Banking Correspondent, then on the line from the U.S. we have Ben McLannahan, our U.S. Banking Editor. Our guests this week are Manus Costello here in London, who is a banks analyst at Autonomous, the independent research house, and in the U.S. Ben is talking to the head of Elevate, a sub-prime lender based in Texas.

This week we’ll be talking about the latest results from HSBC and Standard Chartered in the UK; and secondly we’ll be looking at the prospects for Brexit and what that means for banks in the City; and finally in the U.S., a look at the resurgence of sub-prime lending.

….

PATRICK JENKINS: Interesting, and I’m sure there’ll be lots more news on this whole topic as it affects the City over the next four months ahead of that referendum. Let’s go to our final topic for the day which is over in the U.S., Ben McLannahan, our U.S. banking editor, has been talking to Ken Rees, who’s Chief Executive of Elevate, an up-and-coming sub-prime lender based in Texas. Ben started by asking Ken Rees exactly what their typical customer looked like.

KEN REES: What’s interesting about our customer base, which we refer to as non-prime consumers, is just how big the market has gotten. Now we believe there’s more non-prime consumers in the U.S. than prime consumers, and we define our customer base as those that either have a credit score of less than 700 or no credit score at all because they don’t have a sufficient credit history. The options for our customers are not great. Banks continue to pull back. Banks reduced another $150 billion from non-prime lending in the past couple of years, and the existing legacy non-prime lenders like Pawn, Payday, and Title have a deeply-flawed product.

So we’ve got a great opportunity to use technology to bring a new generation of credit products.

BEN MCLANNAHAN: And can you describe just quickly for me the competitor set? I mean, who are you lining up against to supply this kind of product?

KEN REES: Really, the old-world competitors we face are storefront lenders like Payday and Pawn and Title lenders and Installment lenders. There’s a few online lenders that are trying to do some of the things that we’ve been doing for a while now, but we’ve been serving this market with online products for over a decade and have a pretty good lead in the online space.

BEN MCLANNAHAN: And how is the portfolio holding up? Because I talk to a lot of online marketplace lenders, like LendingClub and Prosper recently have put up their rates for their riskiest tranches of borrowers because they fear that their return to investors otherwise will be hurt. What kind of trends are you seeing?

KEN REES: Yeah, it’s a real misconception about the market. Certainly when you lend to a non-prime consumer, there’s a higher likelihood of loss, but in a recessionary environment, our customer base is actually less prone to increases in defaults. So for instance, we have made loans to customers from 2006 to 2011, and our charge-off rate stayed incredibly flat, and that’s due to the fact that our customers in many cases are living in a recessionary environment all the time and know how to deal with income instability. Also it’s due to the fact that in a recessionary environment, the prime lenders – banks and other lenders – typically tighten up their credit scores, so we end up actually with higher-quality credit coming through the door in a recession. So we feel we’re if not counter-cyclical, at least an acyclical business and should be able to continue to grow significantly and continue with strong credit quality.

BEN MCLANNAHAN: Okay. Let’s talk about the regulatory environment because I know the Consumer Financial Protection Bureau in the U.S. has been looking at the small-dollar loans area with a view to bringing the players under it seems a tighter leash. Is that a threat to your outlook?

KEN REES: Oh, we think it’s what’s needed in this space for a couple of reasons. One is there are problems with a lot of the legacy products that our customers use. They can oftentimes lead to a cycle of debt or even worse, what we consider to be a cycle of sub-prime where once their credit rating has dropped, it’s almost impossible to get that credit rating back up to prime levels. So we think that the CFPB is doing the right thing in terms of trying to eliminate potential consumer harm while keeping access to credit available to the millions of Americans that need it. – And then ultimately, I believe as the regulatory environment evolves and people know the ground rules, there’s going to be more innovation, which is also needed in this space.

BEN MCLANNAHAN: Yeah, I remember talking to one of your competitors, LendUp, and they talk about customers graduating to cheaper credit as a result of taking lots of loans and demonstrating an ability to pay it back. Is that the kind of thing you were talking about?

KEN REES: Yeah, this is the core challenge facing our industry. It’s not just serving that customer’s immediate need for credit but helping them be better with it. We’ll start a customer out at a rate that’s a fraction of a Payday loan, but then as customers use the product, we drop those rates down to 36%. This is still high-interest credit but for a customer that may have been paying 500% or 600% for a Payday loan to be able to get their APR down to 36% is transformative. Also, though, we report to credit bureaus, we provide financial literacy tools and budgeting tools, and even free credit monitoring, all with the idea that it’s important for lenders to help consumers progress to better financial habits and ultimately more financial options.

BEN MCLANNAHAN: As I understand it, the CFPB is producing something later on this year, some kind of best practices for installment credit. To what extent will that threaten your outlook?

KEN REES: We talk to the CFPB quite a bit, in fact we are part of a group working with industry and consumer groups to come up with common ground recommendations for the CFPB in their ongoing rule-making, and like I said, we think they’re really trying to do the right things. They’re not trying to do things that are going to limit access to credit but make sure that the lenders that providing credit are actually using real underwriting and not predicating the credit on being able to take title to their car or aggressive collections tactics, and all things that we have never done as a company.

BEN MCLANNAHAN: As I understand it, they’re trying to pull people out of a cycle of replacing one expensive short-term loan with another. Is that your experience, that most of your customers are repeat customers?

KEN REES: Well, yes. To date, about half of our customer originations are from former customers, and I think it suggests that customers value the service that we provide, also that they’re starting to see that progression. They’re seeing their rates going down over time. Hopefully, they’re also seeing their credit scores improving, and we would like to believe our customers are going to have more options for different forms of credit, and that’s one of the reasons why it’s so important for us to be as positive a lender to the customer to help them both while they’re facing their biggest financial challenges but also being able to serve them as they continue to improve their financial status.

BEN MCLANNAHAN: And just coming back finally to the IPO, you said that’s very much on. You said there was lots of demand when you tried to sell the stock a few weeks ago, but of course the markets prevented it. – But it’s still on?

KEN REES: Well, I think with a unique growth story like ours, there are very few companies in this economy that can show 150% compound annual growth rate over the past few years, that have the huge market size that we do with over half of Americans needing better forms of non-prime credit, and with the experience that we do having been through the recession. I think we are in a unique opportunity to continue to grow and generate terrific returns, and hopefully the market will stabilize little bit and we might try again.

BEN MCLANNAHAN: Ken Rees, thank you very much.

KEN REES: Thank you.

PATRICK JENKINS: Well, that’s it for this week. All that’s left for me to do is to thank Martin and Laura here in the studio, our guest Manus Costello from Autonomous, and also Ben in the U.S. with his guest Ken Rees from Elevate. Remember, you can keep up to date with all of the latest banking stories at ft.com/banking. Banking Weekly was produced this week by Martin Starber, Alex Wisniewski, and Amy Keen. Until next week, goodbye.